7059

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                          (AMENDMENT NO. ____________)1

                            Networks Electronic Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.25 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    641219100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


 David Wachtel, 9750 De Soto Avenue, Chatsworth, California 91311 (818) 341-0440
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 9, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(d), 13d- 1(f) or 13d-1(g), check the following box o.

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


-------------

         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

SCHEDULE 13D                          FORMS                                7060
--------------------------------------------------------------------------------

CUSIP NO. 641219100                    13D       PAGE ________ OF _______ PAGES

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   (1) Mihai D. Patrichi Trust
                   (2) Ileana Wachtel
                   (3) David Wachtel
                   (4) Rodica Patrichi

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                    (b) [ ]
  3    SEC USE ONLY

  4    SOURCE OF FUNDS*

                    N/A

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                             [ ]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
                   (1) Mihai D. Patrichi Trust  - State of California
                   (2) Ileana Wachtel  -  USA
                   (3) David Wachtel   -  USA
                   (4) Rodica Patrichi -  USA

       NUMBER OF          7    SOLE VOTING POWER
        SHARES                 (4) Rodica Patrichi - 1,103 shares
     BENEFICIALLY
       OWNED BY           8    SHARED VOTING POWER
         EACH                  (1) - (4) 790,383 shares
       REPORTING               (2) & (4) David & Ileana Wachtel - 82,277 shares
      PERSON WITH
                          9    SOLE DISPOSITIVE POWER
                               (4) Rodica Patrichi - 1,103 shares

                         10    SHARED DISPOSITIVE POWER
                               (1) - (4) 790,383 shares
                               (2) & (4) David & Ileana Wachtel - 82,277 shares

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    (1) Mihai D.Patrichi Trust - 790,383
                    (2) Ileana Wachtel - 872,660
                    (3) David Wachtel - 872,660
                    (4) Rodica Patrichi - 791,486

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                  [ ]

  1    NAMES OF REPORTING PERSONS
       IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       (1) Mihai D. Patrichi Trust
       (2) Ileana Wachtel
       (3) David Wachtel
       (4) Rodica Patrichi

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       (1) Mihai D. Patrichi Trust - 790,383 (47.3%)
       (2) Ileana Wachtel - 872,660 (52.1%)
       (3) David Wachtel - 872,660 (52.1%)
       (4) Rodica Patrichi - 791,486 (47.3%)

  14   TYPE OF REPORTING PERSON*
       (1) Mihai D. Patrichi Trust - OO
       (2) Ileana Wachtel - IN
       (3) David Wachtel - IN
       (4) Rodica Patrichi - IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER:

              Common Stock, par value $0.25 per share

              Networks Electronic Corp.
              9750 De Soto Avenue
              Chatsworth, California  91311

ITEM 2.  IDENTITY AND BACKGROUND:

         (1)  (a)   Mihai D. Patrichi Trust, State of California
              (b)   c/o Rodica Patrichi and Ileana Wachtel, 73095 Shadow
                    Mountain Drive, Palm Desert, CA  902260
              (c)   Not Applicable
              (d)   N/A
              (e)   N/A
              (f)   N/A

         (2)  (a)   Ileana Wachtel
              (b)   c/o Ileana Wachtel, 9750 De Soto Avenue, Chatsworth CA 91311
              (c)   Political Consultant
              (d)   No
              (e)   No
              (f)   USA

         (3)  (a)   David Wachtel
              (b)   9750 De Soto Avenue, Chatsworth, California  91311
              (c)   CEO of Networks Electronic Corp.
              (d)   No
              (e)   No
              (f)   USA

         (4)  (a)   Rodica Patrichi
              (b)   73095 Shadow Mountain Drive, Palm Desert, CA 92260
              (c)   Retired
              (d)   No
              (e)   No
              (f)   USA

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         No purchase is being made. The shares were  contributed  to the  Mihai
D. Patrichi Trust in the amounts and on the dates as set forth on EXHIBIT A hereto. Ileana Wachtel and Rodica Patrichi are the co-trustees of the Trust.

ITEM 4.  PURPOSE OF TRANSACTION:

         A court has ordered the trust to sell its shares, which will effectively result in a change in control of Networks Electronic Corp. The shares have been held by the Mihai D.

Patrichi Trust as set forth on EXHIBIT A hereto, with no intention to influence a change of control of the Company. However, in the matter of In Re: Mihai D. Patrichi Trust (Case No. BP03796), now pending in the Superior Court of California for the county of Los Angeles, the court has ruled that the Trust must dispose of all of its shares in the Company. Sale by the Trust of its interest in the Company would effect a change in the control of the Company. On November 9, 1998, the Company retained The Seidler Companies to help determine the Company's course of conduct, including the possibility of a change of control being affected by the sale of the Trust's shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER:

         (1)   Mihai Patrichi Trust
               (a)  790,383 shares (47.3%)
               (b)  The trust currently has voting power over the 790,383 shares
               (c)  No transactions to report

         (2)   Ileana Wachtel
               (a)  872,660 shares (52.1%)
               (b) Ileana Wachtel is a trustee of the Mihai Patrichi Trust and therefore shares voting and disposition power over the 790,383 shares with Rodica Patrichi. She has shared power over the remaining 82,277 shares with her husband David Wachtel.
               (c)   No transactions to report

         (3)   David Wachtel
               (a)   872,660 shares (52.1%)
               (b) David Wachtel is married to Ileana Wachtel and therefore is a beneficial owner of the same shares.
               (c)   No transactions to report

         (4)   Rodica Patrichi
               (a)   791,486 shares (47.3%)
               (b) Rodica Patrichi is a trustee of the Mihai Patrichi Trust and therefore shares voting and disposition power over the 790,383 shares with Ileana Wachtel. She has sole voting and disposition power over her remaining 1,103 shares.
               (c)   No transactions to report

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Ileana Wachtel and Rodica Patrichi are the trustees of the Mihai Patrichi Trust and therefore have shared voting and disposition power of the shares owned by the trust. David Wachtel is the husband of Ileana Wachtel.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               MIHAI D. PATRICHI TRUST

                                        12/18/98
                               -------------------------------
                                         (Date)

                                    /s/ Ileana Wachtel
                               -------------------------------
                                        (Signature)

                                  Ileana Wachtel / Trustee
                               -------------------------------
                                       (Name/Title)

                                    /s/ Rodica Patrichi
                               -------------------------------
                                        (Signature)

                                   Rodica Patrichi / Trustee
                               -------------------------------
                                        (Name/Title)


                               RODICA PATRICHI

                                           12/17/98
                               -------------------------------
                                            (Date)

                                    /s/ Rodica Patrichi
                               -------------------------------
                                          (Signature)

                                       Rodica Patrichi
                               -------------------------------
                                            (Name)


                               ILEANA WACHTEL

                                         12/17/98
                               -------------------------------
                                          (Date)

                                     /s/ Ileana Wachtel
                               -------------------------------
                                        (Signature)

                                       Ileana Wachtel
                               -------------------------------
                                           (Name)

                               DAVID WACHTEL

                                         12/17/98
                               -------------------------------
                                          (Date)

                                     /s/ David Wachtel
                               -------------------------------
                                         (Signature)

                                        David Wachtel
                               -------------------------------
                                            (Name)


         The original statement shall be signed by each person on whose behalf the statement is filed or authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

                                    EXHIBIT A

                         MIHAI D. PATRICHI TRUST SHARES


Share Certificate Number      Date of Contribution to Trust          Amount
------------------------       ---------------------------           ------
         12314                         03-01-71                     100,000
         12315                         03-01-71                     100,000
         12316                         03-01-71                     100,000
         14741                         04-07-81                      90,000
         15249                         07-01-81                      50,000
         15250                         07-01-81                      50,000
         15251                         07-01-81                      50,000
         15252                         07-01-81                      50,000
         15253                         07-01-81                      50,000
         15254                         07-01-81                      50,000
          2408                         06-10-83                       1,000
          2409                         06-10-83                       1,000
          2410                         06-10-83                       1,000
          2411                         06-10-83                       1,000
          2412                         06-10-83                       1,000
          2413                         06-10-83                       1,000
          2414                         06-10-83                       1,000
          2415                         06-10-83                       1,000
          2416                         06-10-83                       1,000
          2417                         06-10-83                       1,000
          2418                         06-10-83                       1,000
          2419                         06-10-83                       1,000
          4736                         09-15-87                         100
          4737                         09-15-87                         100
          4738                         09-15-87                         100

Share Certificate Number        Date of Contribution to Trust         Amount

        4739                               09-15-87                    100
        4740                               09-15-87                    100
        4741                               09-15-87                    100
        4742                               09-15-87                    100
        4743                               09-15-87                    100
        4744                               09-15-87                    100
        4745                               09-15-87                 10,000
        4748                               09-15-87                  1,000
        4749                               09-15-87                  1,000
        4750                               09-15-87                  1,000
        4751                               09-15-87                  1,000
        6878                               11-21-91                  5,845
        6466                               11-21-91                 30,000
        7499                               12-01-92                 37,638
                                                                  --------

                                              Total                790,383